UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

 OF THE SECURITIES EXCHANGE ACT OF 1934

_______________________

For the month of December 2011

Commission File Number: 001-33722

Longtop Financial Technologies Limited (Exact Name of Registrant as Specified in its Charter)
Level 19 Two International Finance Centre 8 Finance Street, Central, Hong Kong (86 592) 2396 888 _______________________ (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :   □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :   □

Item 8.01	Order Making Findings and Revoking Registration by Default Pursuant to Section 12(j) of the Securities Exchange Act of 1934.

On December 14, 2011, the Administrative Law Judge in the SEC’s proceeding pursuant to Section 12(j) of the Securities Exchange Act of 1934 (the “12(j) Action”) against Longtop Financial Technologies Limited (the “Company”) issued an Order Making Findings and Revoking Registration by Default (the “Order”).

The Order states that the Company’s Answer in the 12(j) Action was due on November 25, 2011, and that the Company was ordered to show cause by December 12, 2011, why the registration of its securities should be not revoked by default.  The Order further states:  “As of today, Respondent has not filed an Answer with the Office of the Secretary and has not shown cause why it should not be defaulted.”  The Order then states that the Company “is in default” for failing to file an Answer or otherwise defend the 12(j) Action, and concludes with the following ORDER:

“IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Longtop Financial Technologies Limited is hereby REVOKED.”

The Company presently does not intend to file a motion to set aside the default or to otherwise contest the 12(j) Action.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: December 16, 2011                          LONGTOP FINANCIAL TECHNOLOGIES LIMITED

By:  /s/ Wai Chau Lin

Name: Wai Chau Lin

Title: Chief Executive Officer